EXHIBIT 99.1

ASX RELEASE	29th July 2005

pSivida Quarterly Cashflow - June 2005
Commentary and Highlights

Global nanotechnology company pSivida Limited, is pleased to release its quarterly cashflow statement for the quarter ending 30th June 2005.

Highlights and Announcements for the Quarter

Top 5 Global Pharma - significant progress in drug delivery evaluation
pSivida announced that the evaluation of selected compounds from an undisclosed top five global pharmaceutical company has progressed successfully. The collaboration agreement covers a staged evaluation of the pharmaceutical company’s proprietary compounds in pSivida’s porous silicon, controlled release platform (BioSiliconTM). The initial stage of the planned 12-month programme has concluded meeting the agreed technical success criteria, and in turn triggering the next payment to pSivida under the terms of the agreement.

BrachySilTM pancreatic cancer product
Pancreatic cancer is one of the most prevalent cancers with over 232,000 new cases on a global basis per annum (Globocan 2002 statistics) and approximately 60% of new cases occurring in the developed world. With an average five year survival of 4%, pancreatic cancer represents a significant unmet clinical need.

A full development programme of pSivida’s proprietary BrachySilTM product in a second key cancer indication was commenced to evaluate the efficacy and safety of this brachytherapy product in pancreatic cancer, with the clinical programme scheduled to commence before the end of 2005. Selection of this second key indication has resulted from significant independent market research and medical opinion leader feedback and therefore represents a judicious, robust and viable development option.

BrachySil™ cancer therapy achieves primary endpoint in Phase IIa clinical trials liver cancer - Significant efficacy shown
The primary endpoint of the trial was achieved in its key first indication in that BrachySil™ (32-P BioSilicon™) was found to be both safe and well tolerated. The trial was conducted at the Singapore General Hospital on eight patients with advanced liver cancer who were evaluated after three and six months following treatment. Among other key findings of the trial was the finding that BrachySil™ also reduced significantly the size of tumors treated and by up to 100% for smaller tumors even on low dose as determined by CT scanning. These combined results pave the way for a multi-centre Phase IIb dose-profiling study for BrachySil™ in this indication, which is scheduled to begin in the second half of 2005 and for which funding is already in place. This trial will lead to the final registration of BrachySil™ as an approved treatment for liver cancer in 2007.

pSivida and Epitan successfully complete first stage of Proof of Concept Study
The in vivo study conducted at the Institute of Medical and Veterinary Science in Adelaide, South Australia, indicated that a single injection of pSivida’s porous BioSiliconTM technology successfully released MELANOTAN™ over a sustained period. The outcome of this collaboration may lead to a second-generation liquid-based injectable MELANOTAN™ product.

pSivida is granted its first patent in China
This first patent grant in China is important as China has the highest incidence of primary liver cancer in the world with 345,844 cases in 2002. The potential lower cost of the Chinese registration pathway and the vast need of BrachySilTM like products make China an important commercial target.

Roche Diagnostics VP joins pSivida Board
Wholly owned subsidiary AION Diagnostics Limited, appointed Dr. Jörg Schreiber PhD as a Non-executive Director in May. Dr. Schreiber has over 20 years experience in the diagnostics industry principally with Roche Diagnostics and Boehringer Mannheim in Germany and brings with him leadership and expertise in the commercialisation of world class diagnostic products.

pSivida is granted its first patent in South Korea
This is an important patent covering the electronic-based properties of BioSilicon™ in the stimulation of orthopaedic tissue repair and re-engineering where scaffolds are required to support new bone growth. The technology also has application for treatment of fractures that do not heal, such as “bone non-union”. Korea is a key global player in the design and manufacture of micro-components for the electronics industry. This technology, provides the opportunity to capitalize on Korea’s technology strengths as well as the higher margins associated with healthcare products.

Post Quarter Highlights and Announcements

pSivida becomes the founding member of the NASDAQ Health Care Index
pSivida’s inclusion on the Health Care Index is recognition of pSivida’s increased visibility in the United States, the world’s largest health care and financial market and follows its recent listing on the Merrill Lynch Nanotechnology Index. The NASDAQ Health Care Index is a market value weighted index that contains NASDAQ-listed companies classified, according to the FTSE Global Classification System, as "Health," "Pharmaceutical" or "Biotechnology." These classifications include health maintenance organisations, hospital management and long-term care, medical equipment and supplies, other health care, biotechnology, and pharmaceutical companies.

pSivida appoints two US based non-Executive Directors in July
Dr. David J. Mazzo was appointed as a Non-executive Director of the company, based in New Jersey, USA. He is President and CEO of Chugai Pharma USA, part of the Roche group of companies and is a subsidiary of Chugai Pharmaceutical Company Limited (Japan), a global research-based pharmaceutical company with sales in 2001 of US$1.7 billion. Dr. Mazzo brings his significant business development experience and pharmaceutical network to the Board and is recognized for his strong scientific and regulatory expertise with broad technical and managerial experience gained from working in a variety of multi-cultural and multi-lingual environments in the USA, Europe and Asia.

Mr. Michael W. Rogers was appointed as a Non-executive Director of the company, based in Massachusetts, USA. He is the Executive Vice-President, Chief Financial Officer and Treasurer of Indevus Pharmaceuticals Incorporated, a biopharmaceutical company based in Lexington, MA. which is engaged in the acquisition, development and commercialisation of products targeting certain medical specialty areas, including urology and infectious diseases. Mr. Rogers brings his significant financing, acquisition, investment banking, and partnering experience relating to pharma and biotech companies to the pSivida Board and will Chair the Audit Committee.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverley Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 9 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow, PhD / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7282 2948 / 2867 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida Limited
pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 26 patent families, 29 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.